SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2006
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F   ☑     Form 40-F   ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes   ☐     No   ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: April 28, 2006

For immediate release
April 28, 2006
Company name: Makita Corporation
Representative: Masahiko Goto, President
Code number: 6586
Notice Regarding Abolishment of Executive Retirement Bonus Plan
And Revision of Executive Compensation
Aimed at further improving the Company’s enterprise value, notice is hereby given of the following decision taken at today’s Board of Directors meeting regarding revision of the Executive Compensation Plan.
1. Abolishment of Executive Retirement Bonus Plan
Effective this year’s Annual General Meeting of Shareholders to be held in June 2006, the Executive Retirement Bonus Plan, which has featured minimal correlation with Company results while presenting strong seniority-based elements, will be abolished. With regard to retirement bonuses accrued through that day, upon approval at said Annual General Meeting of Shareholders, the accrued bonuses will be paid to eligible executives upon their retirement. Furthermore, beginning July 2006, amounts equal to the retirement benefit accruals will be added to their monthly compensation.
2. Introduction of Stock-Price-Based (Company Stock Acquisition) Compensation for Directors
Beginning July 2006, a remuneration program linked to the Company stock price will be introduced as part of director compensations (excluding external directors). This stock-price-based remuneration program will acquire Company stock by making contributions to the Executive Stock Ownership Plan in an amount equal to the retirement bonuses added to directors’ monthly compensation. Acquired stock for this purpose will be retained during the directors’ tenure. The introduction of this system will effectively link a part of director compensation to the Company’s stock price, providing further transparency of directors’ managerial responsibility to improve the Company’s enterprise value.
3. Revision of Statutory Auditor Compensation
In an effort to strengthen the independence of statutory auditors’ operations, statutory auditors’ annual bonuses will be abolished from the fiscal year ending March 2007, together with abolishing the above noted Executive Retirement Bonus Plan, and all statutory auditor compensation will then be in the form of fixed compensation.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.